Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2006

                              CONVERIUM HOLDING AG
                  ---------------------------------------------
                 (Translation of registrant's name into English)
                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X           Form 40-F
                              -------                 -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                No   X
                              -------           -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

                           Converium Holding Ltd, Zug


Zug, Switzerland - March 15, 2006 - Converium reports net income of US$ 68.7 million for the full year 2005.

In the financial year 2005 Converium has produced net income of US$ 68.7 million. This result primarily reflects:

     o    a  satisfactory   underwriting   performance  of  Converium's  ongoing
          operations,  which  produced  total  segments'  income  of  US$  173.8 million;

     o a net pre-tax impact of US$ 164.8 million from the following major natural catastrophes: winter storm Erwin, the Continental European floods and hurricanes Katrina, Rita and Wilma;

     o a net positive impact of prior accident years on the technical result of US$ 12.1 million, mainly due to the continuing stabilization of Converium's prior accident years' loss reserves;

     o the successful progression of the Converium Reinsurance (North America) Inc. (CRNA) run-off and commutation strategy, which resulted in a total reduction of net liabilities of US$ 653.1 million to approximately US$ 1.1 billion, and a net income benefit from commutations of US$ 60.5 million.

     o total operating and administration expenses of US$ 210.8 million, a decline of 4.1% compared with 2004, despite significant additional expenses arising from the internal review and restatement, as well as Converium's operational restructuring; and

     o a total investment result of US$ 350.4 million, or an average total investment income yield of 4.4%, which is equal to 2004.


For the fourth quarter of 2005 Converium reports net income of US$ 34.2 million, largely driven by:

     o    a  satisfactory   underwriting   performance  of  Converium's  ongoing
          operations, which produced total segments' income of US$ 63.2 million;

     o hurricane Wilma, which caused net pre-tax losses for the entire Company of approximately US$ 46.5 million;

     o operating and administration expenses of US$ 63.2 million, representing an increase of US$ 22.9 million compared with the third quarter of 2005, primarily due to expenses associated with the internal review and the restatement;

     o successful commutations of CRNA liabilities resulting in a net income benefit of US$ 22.0 million; and

     o a total investment result of US$ 111.6 million or an average annualized total investment income yield of 6.0%, including net realized capital gains of US$ 33.6 million, primarily from the sale of equity securities.


Based on Converium's financial performance in 2005 and the Company's strong capitalization, the Board of Directors proposes a gross cash dividend of CHF
0.10 per share to the Annual General Meeting of April 11, 2006.

Inga Beale, Chief Executive Officer, commented: "The unprecedented string of natural catastrophes experienced in 2005 has served as a reminder that we are in the business of risk. Nevertheless I am encouraged by Converium's financial results for 2005. Based on the underlying quality of our ongoing business, the stability of prior accident years' loss reserves and the progress in running-off and commuting CRNA liabilities, we have been able to absorb significant catastrophe losses and to generate net income of close to US$ 70 million."

Inga Beale continued: "After my first six weeks at the helm of Converium I am convinced that our franchise is stable, our business strategy appropriate and our underwriting expertise top class. I therefore strongly believe that 2006 will see further progress towards Converium's sustainable recovery."

Financial results of the fourth quarter and the full year 2005

Key metrics (in US$, unless noted)

                                                                  Three months ended      Full year 2005
                                                                   December 31, 2005

o    Gross premiums written                                            375.4 million     1,994.3 million
o    Income before tax                                                  38.8 million        84.3 million
o    Pre-tax operating income                                            2.8 million      U100.8 million
o    Ongoing total segment income(1)                                    63.2 million       173.8 million
o    Impact from winter storm Erwin, Continental European floods        60.4 million       164.8 million
     and hurricanes Katrina, Rita and Wilma
o    Net income                                                         34.2 million        68.7 million
o    Ongoing non-life combined ratio(2)                                       110.8%              107.2%
o    Impact on combined ratio from winter storm Erwin, European             14.9 pts             7.7 pts
     floods and hurricanes Katrina, Rita and Wilma
o    Adjusted ongoing non-life combined ratio (excluding Erwin,                95.9%               99.5%
     floods and hurricanes)
o    Average annualized total investment income yield (pre-tax)                 6.0%                4.4%
o    Shareholders' equity                                                                1,653.4 million


For the full year 2005, Converium reported pre-tax operating income of US$ 100.8 million and net income of US$ 68.7 million. This result reflects a negative impact of US$ 164.8 million from the following major natural catastrophes: winter storm Erwin, the Continental European floods and the hurricanes Katrina, Rita and Wilma. However, the financial performance benefited from a net positive impact of prior accident years on the technical result of US$ 12.1 million resulting from net positive development of prior accident years' loss reserves of US$ 75.5 million, offset by reductions in premiums, related losses and acquisition costs of net US$ 63.4 million. Additional positive effects were recorded due to the successful progression of the CRNA run-off and the effective execution of its commutation strategy. Converium also reported a satisfactory underwriting performance of its ongoing operations, which produced total segment income of US$ 173.8 million. The ongoing non-life combined ratio was 107.2%. Finally, the full year performance benefited from a decline in total operating and administration expenses by 4.1% to US$ 210.8 million in 2005 - despite significant additional legal, audit and consulting expenses, mainly arising from the internal review and restatement of prior years' financial information as well as the Company's operational restructuring.

In 2005, gross premiums written decreased by 49.9%, net premiums written by 51.3% and net premiums earned by 38.6%. This decline in gross and net premiums written reflects the reduction in overall business volume due to the ratings downgrades in 2004 and the placement of CRNA into orderly run-off. Overall, full-year gross premiums written are closely in line with the previously stated volume expectation of approximately US$ 2 billion.


-------------------------------------
(1)  Total segment  income  (loss) is defined as net premiums  earned plus total
     investment   results  minus  losses,   loss  expenses  and  life  benefits,
     acquisition costs and other operating and administration expenses.

(2) Ongoing non-life combined ratio is defined as non-life loss ratio (to premiums earned) plus non-life acqusition costs ratio (to premiums earned) plus non-life administration expense ratio (to premiums written).

Based on the developments of 2004, Converium placed its North American reinsurance operations into run-off and started to implement and execute a vigorous commutation strategy. In 2005, CRNA commuted net liabilities of US$
372.9 million. As a result, total net liabilities of CRNA decreased by 36.9% to approximately US$ 1.1 billion. Based on the commutations a net income benefit of US$ 60.5 million was recorded.

Converium reported an ongoing non-life combined ratio of 107.2% for the full year 2005, as compared with 106.1% for 2004. Adjusted for the losses from winter storm Erwin, the Continental European floods as well as hurricanes Katrina, Rita and Wilma, the ongoing non-life combined ratio was 99.5%, which reflects a satisfactory underlying underwriting performance.

The Life & Health Reinsurance segment reported segment income of US$ 17.6 million for the year ended December 31, 2005, as compared with US$ 16.7 million for the previous year.

Converium reported net investment income for 2005 of US$ 324.9 million and an average net investment income yield of 4.1%, an increase as compared with 2004. This improvement was achieved despite a lower asset base and largely resulted from a higher allocation to fixed maturities securities. The Company's average total investment income yield for the year ended December 31, 2005 remained unchanged at 4.4% compared with 2004 and reflects net realized capital gains of US$ 25.5 million, which occurred primarily in the fourth quarter of 2005.

For the fourth quarter of 2005, Converium reported pre-tax operating income of US$ 2.8 million and a net income of US$ 34.2 million. The quarterly result was largely driven by a total impact from natural catastrophes of US$ 60.4 million. Hurricane Wilma accounted for US$ 46.5 million, with the residual impact being attributable to further developments for hurricanes Katrina and Rita, offset by loss reserve reductions relating to the 2004 Asian tsunami. The financial performance of the fourth quarter of 2005 was also impacted by operating and administration expenses of US$ 63.2 million, representing an increase of US$
22.9 million compared with the third quarter of 2005. This development is reflective of extraordinary legal, audit and consulting fees of approximately US$ 15 million mainly associated with the internal review and the restatement of prior years' financial accounts.

The negative effects from natural catastrophes and increasing operating and administration expenses were partially offset by a net positive impact of prior accident years on the technical result of US$ 6.8 million resulting from net positive development of prior accident years' loss reserves of US$ 31.9 million, and premiums, related losses and acquisition costs of net US$ 25.1 million. In addition, a net income benefit of US$ 22.0 million was recorded as a result of the successful commutation of CRNA liabilities. The performance of Converium's ongoing operations is reflected in total segment income of US$ 63.2 million.

Gross  premiums  written in the fourth quarter of 2005 decreased by 13.6% to US$
375.4 million, net premiums written by 15.2% to US$ 314.5 million and net premiums earned by 35.5% to US$ 441.5 million, as compared with the same period in 2004. These decreases in premiums are largely due to the rating downgrades in 2004 and the placement of CRNA into orderly run-off.

For the fourth quarter of 2005,  Converium reported net investment income of US$
78.0 million and an average annualized net investment income yield of 4.2%, a slight increase as compared with 2004. The Company's average annualized total investment income yield was 6.0%, as compared to 4.3% in the fourth quarter of 2004. This is a result of net realized capital gains of US$ 33.6 million.


Outlook

The continuing resilience of Converium's franchise as evidenced in the January renewals as well as the improving financial performance demonstrates that the Company's current business strategy is a promising basis for a sustainable recovery.

Based on the successful January renewals and barring any exceptional catastrophe losses, adverse financial markets developments or other unexpected adverse developments, Converium expects a further improvement of its financial results in 2006.

Business Development

The following are comments on the development of Converium's three ongoing business segments, the Run-Off segment and the Corporate Center. Reference is made to the tables attached to this press release.

Standard Property & Casualty Reinsurance represented approximately 40.7% of total net premiums written in 2005. For the full year 2005 and the fourth quarter the Standard Property & Casualty Reinsurance segment of Converium reported segment income of US$ 46.7 million and US$ 24.0 million, respectively. For the same periods of 2004 the segment reported income of US$ 91.5 million and a loss of US$ 29.4, respectively.

The positive segment result in 2005 was achieved despite a string of severe natural catastrophe losses, reflecting the quality of the segment's underlying book of business. The combined ratio for the full year 2005 was 109.5%, as compared with 101.6% in 2004. The headline losses in 2005 added 15.4 percentage points to the segment's combined ratio: winter storm Erwin (US$ 32.5 million or 3.7 percentage points), the Continental European floods (US$ 24.8 million or 2.8 percentage points), hurricane Katrina (US$ 25.6 million or 2.9 percentage points), hurricane Rita (US$ 11.2 million or 1.3 percentage points) and hurricane Wilma (US$ 41.6 million or 4.7 percentage points). In addition, the segment's combined ratio reflects an increased administration expense ratio due to the reduced premium volume in 2005. For the fourth quarter of 2005, the Standard Property & Casualty Reinsurance segment reported a combined ratio of 116.4%, which includes an impact of 25.8 percentage points due to hurricane Wilma and 3.4 percentage points relating to additional claims for hurricane Katrina. The combined ratio for the fourth quarter of 2005 compares with 124.4% for the same period of 2004.

The segment's 2005 result benefited from a net positive impact of prior accident years on the technical result of US$ 19.7 million resulting from net positive development of prior accident years' loss reserves of US$ 30.7 million, offset by reductions in premiums, related losses and acquisition costs of net US$ 11.0 million. The largest developments in prior accident years' loss reserves relate to property (net positive development of US$ 73.3 million), motor (net adverse development of US$ 25.0 million) and general third party liability (net adverse development of US$ 23.4 million). For the fourth quarter of 2005, the Standard Property & Casualty Reinsurance segment recorded a net positive impact of prior accident years on the technical result of US$ 8.1 million resulting from net positive development of prior accident years' loss reserves of US$ 21.0 million, offset by reductions in premiums, related losses and acquisition costs of net US$ 12.9 million.

For the year ended December 31, 2005, gross premiums written decreased by 46.8% to US$ 803.1 million, net premiums written by 46.4% to US$ 739.0 million and net premiums earned by 36.7% to US$ 880.8 million. In general, premium volume was impacted by the ratings downgrades in 2004, the placement of CRNA into orderly run-off as well as by the decision to reduce writings for profitability reasons. More specifically, for the full year 2005 the reduction in net premiums written in the Standard Property & Casualty Reinsurance segment by line of business included:

     o    Motor, which decreased by 56.9% to US$ 188.4 million;

     o    Property, which declined by 25.8% to US$ 390.6 million;

     o General third party liability, which went down 61.3% to US$ 146.7 million; and

     o Personal accident (assumed from non-life insurers), which decreased by 61.4% to US$ 13.3 million.

For the fourth quarter of 2005, gross premiums written decreased by 58.7% to US$
92.1 million, net premiums written by 53.3% to US$ 77.8 million and net premiums earned by 39.8% to US$ 161.4 million.


Specialty Lines represented approximately 40.6% of total net premiums written in 2005. For the full year 2005 and the fourth quarter, the Specialty Lines segment of Converium reported segment income of US$ 109.5 million and US$ 32.6 million, respectively. This performance compares with segment losses of US$ 7.3 million and US$ 41.8 million for the respective periods of 2004.

The segment's combined ratio for the full year 2005 was 105.4%, as compared with 110.6% in 2004. In 2005, the segment's performance was negatively affected by a total net pre-tax impact of US$ 13.5 million of losses from hurricanes Katrina, Wilma and Rita. For the fourth quarter of 2005, the segment reported a combined ratio of 108.4%, as compared with 118.3% for the same period of 2004. This positive trend was offset by an increased administration expense ratio due to the reduced premium volume in 2005 as well as the fronting commission for the business written through Global Aerospace Underwriting Managers Ltd. (GAUM).

The segment's result in 2005 benefited from a net positive impact of prior accident years on the technical result of US$ 23.1 million resulting from net positive development of prior accident years' loss reserves of US$ 55.3 million, offset by reductions in premiums, related losses and acquisition costs of net US$ 32.2 million. The largest developments in prior accident years' loss reserves related to aviation & space (US$ 41.6 million). They were partially offset by smaller net adverse developments in the workers' compensation, engineering and marine & energy lines of business. For the fourth quarter of 2005, the Specialty Lines segment recorded a net positive impact of prior accident years on the technical result of US$ 3.7 million resulting from net positive development of prior accident years' loss reserves of US$ 7.7 million, offset by premiums, related losses and acquisition costs of net US$ 4.0 million.

For the year ended December 31, 2005, gross premiums written in the Specialty Lines segment decreased by 49.7% to US$ 833.1 million, net premiums written declined by 52.9% to US$ 737.7 million and net premiums earned declined by 23.7% to US$ 1,059.2 million. This development is due to the lowering of Converium's financial strength ratings in 2004 and the placement of CRNA into orderly run-off. More specifically, it reflects:

     o Aviation & space, which decreased by 40.2% to US$ 241.8 million; o Credit & surety, which fell by 71.4% to US$ 58.4 million;

     o Professional liability and other special liability, which declined by 35.2% to US$ 282.8 million;

     o    Engineering, which decreased by 41.6% to US$ 65.5 million; and

     o    Marine & energy, which declined by 22.4% to US$ 64.0 million.

These decreases in net premiums written were partially offset by growth in agribusiness, where net premiums written increased by 221.9% to US$ 36.7 million, reflecting the success of Converium's strategy to expand this line of business in Europe. In the fourth quarter of 2005 gross premiums written decreased by 53.7% to US$ 239.5 million, net premiums written by 60.7% to US$
195.7 million and net premiums earned by 47.6% to US$ 215.3 million due to the ratings downgrades in 2004 and the placement of CRNA into orderly run-off.


Life & Health Reinsurance represented approximately 16.9% of total net premiums written in 2005. For the full year 2005 and the fourth quarter, the Life & Health Reinsurance segment of Converium reported segment income of US$ 17.6 million and US$ 6.6 million, respectively, as compared with US$ 16.7 million and US$ 5.8 million, respectively, in the same periods of 2004. The segment reported a technical result for the full year 2005 and the fourth quarter of US$ 14.2 million and US$ 1.3 million, respectively, as compared with US$ 16.4 million and US$ 6.1 million in the previous year. Technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income, mainly technical interest.

The decrease in the technical result during 2005 was primarily attributable to Converium's decision to cancel existing reinsurance transactions in Latin America and the establishment of an additional provision for the Asian tsunami.

For the year ended December 31, 2005, gross premiums written in the Life & Health Reinsurance segment decreased by 2.8% to US$ 318.8 million, net premiums written by 2.2% to US$ 306.4 million and net premiums earned by 1.2% to US$
314.8 million. The reductions occurred mainly in the health line of business which contracted by 30.8% to US$ 23.1 million, primarily attributable to Converium's decision to cancel existing business in the Middle East in 2004. In the fourth quarter of 2005, gross premiums written decreased by 12.7% to US$
55.0 million, net premiums written declined by 27.8% to US$ 53.0 million and net premiums earned fell by 24.1% to US$ 71.6 million. The reduced premium volumes were mainly driven by the update of underlying information for the actuarial calculations of financing treaties.

The Run-Off segment reported segment income for the full year 2005 and the fourth quarter of US$ 47.6 million and US$ 15.0 million, respectively, as compared with a segment loss of US$ 296.0 million and segment income of US$ 87.8 million for the same periods of 2004.

For the full year 2005, the segment result was negatively affected by hurricanes Katrina, Rita and Wilma with a total net impact of US$ 15.6 million in losses, offset by a net income benefit of US$ 60.5 million from commutations. In the fourth quarter, CRNA commuted net liabilities of US$ 141.4 million, which resulted in a net income benefit of US$ 22.0 million.

For the full year 2005 the Run-Off segment recorded a net adverse impact of prior accident years on the technical result of US$ 30.7 million resulting from net adverse development of prior accident years' loss reserves of US$ 10.5 million and reductions in premiums, related losses and acquisition costs of net US$ 20.2 million. For the fourth quarter of 2005, the Run-Off segment recorded a net adverse impact of prior accident years on the technical result of US$ 5.0 million, with no significant underlying movements.

The Corporate Center carries certain administration expenses such as the costs of the Board of Directors, the Global Executive Committee, and other corporate functions as well as other expenses not allocated to the operating segments. For the full year 2005 and the fourth quarter, operating and administration expenses were US$ 50.1 million and US$ 22.8 million, respectively, as compared with US$
38.2 million and US$ 12.7 million for the same periods of 2004. The increase in 2005 was mainly due to extraordinary legal, audit and consulting fees of approximately US$ 15 million, mainly related to the internal review and restatement of prior years' financial accounts in the fourth quarter of 2005.

Financial highlights: Income statement,          Three months ended    Year ended
return on equity                                     December 31,     December 31,

                                                   2005     2004         2005     2004
In US$ million, unless noted                               restated             restated
----------------------------                     --------  --------   --------  --------
Gross premiums written                              375.4     434.5    1,994.3   3,978.7
-  change (%)                                      -13.6%               -49.9%
----------------------------------------------------------------------------------------
Net premiums written                                314.5     370.8    1,815.7   3,726.1
-  change (%)                                      -15.2%               -51.3%
----------------------------------------------------------------------------------------
Net premiums earned                                 441.5     684.6    2,383.2   3,882.2
-  change (%)                                      -35.5%               -38.6%
----------------------------------------------------------------------------------------
Ongoing non-life loss ratio(3)                      68.8%     83.1%      77.4%     77.6%
-  change in percentage points                    -14.3pts             -0.2pts
----------------------------------------------------------------------------------------
Ongoing non-life acquisition costs ratio(4)         33.8%     32.5%      22.9%     24.5%
-  change in percentage points                    +1.3pts              -1.6pts
----------------------------------------------------------------------------------------
Ongoing non-life administration expense ratio(5)     8.2%      4.6%       6.9%      4.0%
-  change in percentage points                    +3.6pts              +2.9pts
----------------------------------------------------------------------------------------
Ongoing non-life combined ratio(6)                 110.8%    120.2%     107.2%    106.1%
-  change in percentage points                    -9.4pts              +1.1pts
----------------------------------------------------------------------------------------
Life & Health technical result(7)                     1.3       6.1       14.2      16.4
-  change (%)                                      -78.7%               -13.4%
----------------------------------------------------------------------------------------
Total investment result(8)                          111.6      89.1      350.4     359.2
-  change (%)                                      +25.3%                -2.4%
----------------------------------------------------------------------------------------
Average total investment income yield(9)             6.0%      4.3%       4.4%      4.4%
-  change in percentage points                    +1.7pts                    -
----------------------------------------------------------------------------------------
Total investment return(10)                          54.9     110.0      312.0     334.1
-  change (%)                                      -50.1%                -6.6%
----------------------------------------------------------------------------------------
Pre-tax operating income (loss)(11)                   2.8      -2.0      100.8    -321.1
-  change (%)                                        n.m.                 n.m.
----------------------------------------------------------------------------------------
Net income (loss)                                    34.2      10.9       68.7    -582.5
-  change (%)                                     +213.8%                 n.m.
----------------------------------------------------------------------------------------
Basic earnings (loss) per share (US$)                0.23      0.08       0.47     -9.19
- change (%)                                      +187.5%                 n.m.
----------------------------------------------------------------------------------------
Return on equity(12)                                 8.1%      3.5%       4.0%    -30.2%
- change in percentage points                     +4.6pts                 n.m.
----------------------------------------------------------------------------------------

-------------------------------------

(3) Ongoing non-life loss ratio is defined as losses and loss expenses divided by net premiums earned.

(4) Ongoing non-life acquisition costs ratio is defined as acquisition costs divided by net premiums earned.

(5) Ongoing non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums written, excluding Corporate Center segment expenses.

(6) Ongoing non-life combined ratio is defined as non-life loss ratio (to premiums earned) plus non-life acquisition costs ratio (to premiums earned) plus non-life administration expense ratio (to premiums written).

(7) Life & Health technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income, mainly technical interest.

(8) Total investment result is defined as net investment income plus net realized capital gains (losses).

(9) Average total investment income yield is defined as net investment income plus net realized capital gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized for quarterly yield.

(10) Total investment return is defined as net investment income plus net realized capital gains (losses) plus change in net unrealized capital gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized for the quarterly yield.

(11) Pre-tax operating income (loss) is defined as pre-tax (loss) income excluding pre-tax net realized capital gains (losses), impairment of goodwill, amortization of intangible assets and restructuring costs.

(12) Return on equity is defined as net (loss) income (after-tax) divided by shareholders' equity at the beginning of the period, annualized for the quarterly return on equity.

Financial highlights: Balance sheet              Dec. 31,       Dec. 31,
                                                   2005          2004
In US$ million, unless noted                                   restated
---------------------------------------------------------------------------
Total invested assets plus cash                   7,281.6       8,467.1
-  change (%)                                      -14.0%
---------------------------------------------------------------------------
Claims supporting capital(13)                     2,044.6       2,125.9
-  change (%)                                       -3.8%
---------------------------------------------------------------------------
Shareholders' equity                              1,653.4       1,734.8
-  change (%)                                       -4.7%
---------------------------------------------------------------------------
Book value per share (US$)(14)                      11.29         11.86
-  change (%)                                       -4.8%
---------------------------------------------------------------------------
Book value per share (CHF)(14)                      14.88         13.49
-  change (%)                                      +10.3%
---------------------------------------------------------------------------

Financial highlights: Investment results         Three months ended      Year ended
                                                     December 31,       December 31,

                                                   2005      2004       2005      2004
In US$ million, unless noted                               restated             restated
----------------------------                     --------  --------   --------  --------
Investment income - Fixed maturities                 51.3     54.9       221.3     198.3
----------------------------------------------------------------------------------------
Investment income - Equity securities                 1.1       1.6        5.9      14.8
----------------------------------------------------------------------------------------
Investment income - Funds Withheld Asset             14.3      17.6       62.6      75.1
----------------------------------------------------------------------------------------
Other investment income, net                         11.3      10.5       35.1      24.5
----------------------------------------------------------------------------------------
Net investment income                                78.0      84.6      324.9     312.7
----------------------------------------------------------------------------------------
Average net investment income yield (pre-tax)       4.2%*     4.1%*       4.1%      3.8%
----------------------------------------------------------------------------------------

Net realized capital gains (losses)                  33.6       4.5       25.5      46.5
----------------------------------------------------------------------------------------
Total investment result                             111.6      89.1      350.4     359.2
----------------------------------------------------------------------------------------
Average total investment income yield (pre-tax)     6.0%*     4.3%*       4.4%      4.4%
----------------------------------------------------------------------------------------

Change in net unrealized (losses) gains (pre-tax)   -56.7      20.9      -38.4     -25.1
----------------------------------------------------------------------------------------
Total investment return (pre-tax)                    54.9     110.0      312.0     334.1
----------------------------------------------------------------------------------------
Average total investment return (pre-tax)                                 4.0%      4.1%
----------------------------------------------------------------------------------------
Average total invested assets (including cash     7,443.8   8,215.1    7,874.4   8,125.0
and cash equivalents)
----------------------------------------------------------------------------------------


*   These figures are presented on an annualized basis


-------------------------------------
(13) Claims supporting capital is defined as total equity plus debt.

(14) Reflects the impacts of the Rights  Offering that occurred in October 2004.

The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspectives selected on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment and certain financial guidance.



Enquiries

Esther Gerster                                      Zuzana Drozd
Head of Public Relations                            Head of Investor Relations

esther.gerster@converium.com                        zuzana.drozd@converium.com

Phone:  +41 (0) 44 639 90 22                        Phone:  +41 (0) 44 639 91 20
Fax:    +41 (0) 44 639 70 22                        Fax:    +41 (0) 44 639 71 20


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 18 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.


                                  * * * * * * *

Important Disclaimer

This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, certain financial guidance such as the corporate tax rate, the reduction of CRNA net liabilities , administration expense ratio and Corporate Center costs, the rating environment, the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the US Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

Consolidated statements of income           Three months ended   Change       Year ended      Change
                                                December 31,                 December 31,
                                                         2004                        2004
In US$ million, unless noted                  2005    restated     (%)     2005    restated     (%)
------------------------------------------------------------------------------------------------------
Revenues
------------------------------------------------------------------------------------------------------
Gross premiums written                         375.4      434.5    -13.6  1,994.3    3,978.7    -49.9
------------------------------------------------------------------------------------------------------
Less ceded premiums written                    -60.9      -63.7     -4.4   -178.6     -252.6    -29.3
------------------------------------------------------------------------------------------------------
Net premiums written                           314.5      370.8    -15.2  1,815.7    3,726.1    -51.3
------------------------------------------------------------------------------------------------------
Net change in unearned premiums                127.0      313.8    -59.5    567.5      156.1   +263.5
------------------------------------------------------------------------------------------------------
Net premiums earned                            441.5      684.6    -35.5  2,383.2    3,882.2    -38.6
------------------------------------------------------------------------------------------------------
Net investment income                           78.0       84.6     -7.8    324.9      312.7     +3.9
------------------------------------------------------------------------------------------------------
Net realized capital gains (losses)             33.6        4.5      n.m.    25.5       46.5    -45.2
------------------------------------------------------------------------------------------------------
Other (loss) income                            -11.0        1.1      n.m.   -13.4       -8.2    +63.4
------------------------------------------------------------------------------------------------------
Total revenues                                 542.1      774.8    -30.0  2,720.2    4,233.2    -35.7
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Losses, loss expenses and life benefits       -287.3     -491.6    -41.6 -1,775.9   -3,342.5    -46.9
------------------------------------------------------------------------------------------------------
Acquisition costs                             -147.2     -213.1    -30.9   -575.6     -912.4    -36.9
------------------------------------------------------------------------------------------------------
Other operating and administration expenses    -63.2      -59.3     +6.6   -210.8     -219.8     -4.1
------------------------------------------------------------------------------------------------------
Interest expense                                -8.0       -8.3     -3.6    -31.6      -33.1     -4.5
------------------------------------------------------------------------------------------------------
Impairment of goodwill                             -          -        -        -      -94.0      n.m.
------------------------------------------------------------------------------------------------------
Amortization of intangible assets               -0.2       -7.6      n.m.   -21.5       -9.9   +117.2
------------------------------------------------------------------------------------------------------
Restructuring costs                             +2.6        0.7      n.m.   -20.5       -2.7      n.m.
------------------------------------------------------------------------------------------------------
Total benefits, losses and expenses           -503.3     -779.2    -35.4 -2,635.9   -4,614.4    -42.9
------------------------------------------------------------------------------------------------------
Income (loss) before taxes                      38.8       -4.4      n.m.    84.3     -381.2      n.m.
------------------------------------------------------------------------------------------------------
Income tax expense                              -4.6       15.3      n.m.   -15.6     -201.3    -92.3
------------------------------------------------------------------------------------------------------
Net income (loss)                               34.2       10.9    213.8     68.7     -582.5   -111.8
------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share (US$)           0.23       0.08      n.m.    0.47      -9.19      n.m.
------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share (US$)         0.23       0.08      n.m.    0.47      -9.19      n.m.
------------------------------------------------------------------------------------------------------

Consolidated balance sheets                  Dec. 31,      Dec. 31,
                                                            2004
In US$ million, unless noted                  2005        restated
----------------------------------------------------------------------
Invested assets
----------------------------------------------------------------------
Held-to-maturity securities:
           Fixed maturities                      793.6          850.4
----------------------------------------------------------------------
Available-for-sale securities:
     Fixed maturities                          4,169.8        4,834.8
     Equity securities                           362.6          399.4
----------------------------------------------------------------------
Other investments                                253.1          279.2
----------------------------------------------------------------------
Short-term investments                            35.1          117.3
----------------------------------------------------------------------
Total investments                              5,614.2        6,481.1
----------------------------------------------------------------------
Funds Withheld Asset                           1,020.1        1,305.1
----------------------------------------------------------------------
Total invested assets                          6,634.3        7,786.2
----------------------------------------------------------------------
Other assets
----------------------------------------------------------------------
Cash and cash equivalents                        647.3          680.9
----------------------------------------------------------------------
Premiums receivables                           1,059.3        1,832.2
----------------------------------------------------------------------
Reserves for unearned premiums, retro             37.8           55.2
----------------------------------------------------------------------
Reinsurance assets:
     Underwriting reserves                       805.1          937.9
     Insurance and reinsurance balances
      receivable                                  37.6          139.3
----------------------------------------------------------------------
Funds held by reinsureds                       1,817.4        1,737.7
----------------------------------------------------------------------
Deposit assets                                   183.4          170.4
----------------------------------------------------------------------
Deferred policy acquisition costs                304.3          482.7
----------------------------------------------------------------------
Deferred income taxes                              1.0            6.2
----------------------------------------------------------------------
Other assets                                     298.4          358.6
----------------------------------------------------------------------
Total assets                                  11,825.9       14,187.3
----------------------------------------------------------------------
Liabilities
----------------------------------------------------------------------
Reinsurance liabilities:
----------------------------------------------------------------------
     Unpaid losses and loss expenses           7,568.9        8,908.3
----------------------------------------------------------------------
     Future life benefits, gross                 405.6          407.1
----------------------------------------------------------------------
     Insurance and reinsurance balances
      payable                                    226.3          583.5
----------------------------------------------------------------------
Reserves for unearned premium, gross             610.8        1,247.7
----------------------------------------------------------------------
Other reinsurance liabilities                    127.8           70.8
----------------------------------------------------------------------
Funds held under reinsurance contracts           332.9          194.8
----------------------------------------------------------------------
Deposit liabilities                              300.6          356.5
----------------------------------------------------------------------
Deferred income taxes                              8.1            8.2
----------------------------------------------------------------------
Accrued expenses and other liabilities           200.3          284.5
----------------------------------------------------------------------
Debt                                             391.2          391.1
----------------------------------------------------------------------
Total liabilities                             10,172.5       12.452.5
----------------------------------------------------------------------
Shareholders' equity
----------------------------------------------------------------------
Common stock                                     554.9          554.9
----------------------------------------------------------------------
Additional paid-in capital                     1,354.2        1,360.5
----------------------------------------------------------------------
Treasury stock                                    -1.5           -7.7
----------------------------------------------------------------------
Unearned stock compensation                       -3.5           -7.5
----------------------------------------------------------------------
Total accumulated other comprehensive
 income
     Accumulated other comprehensive income       -4.9           -7.7
----------------------------------------------------------------------
     Net unrealized gains on investments,
      net of taxes                                42.7          105.2
----------------------------------------------------------------------
     Cumulative translation adjustments           96.9          191.2
----------------------------------------------------------------------
Total accumulated other comprehensive
 income                                          134.7          288.7
----------------------------------------------------------------------
Retained deficit                                -385.4         -454.1
----------------------------------------------------------------------
Total shareholders' equity                     1,653.4        1,734.8
----------------------------------------------------------------------
Total liabilities and shareholders' equity    11,825.9       14,187.3
----------------------------------------------------------------------


Segments                          Three months ended   Change       Year ended       Change
                                    December 31,                  December 31,

                                             2004                        2004
In US$ million, unless noted         2005  restated     (%)     2005   restated        (%)
--------------------------------     ----  --------    ------   -----  --------      -------
Standard Property & Casualty Reinsurance
---------------------------------------------------------------------------------------------
Gross premiums written               92.1     222.9     -58.7     803.1   1,509.1      -46.8
Net premiums written                 77.8     166.7     -53.3     739.0   1,377.5      -46.4
Net premiums earned                 161.4     268.1     -39.8     880.8   1,392.3      -36.7
Loss ratio(15)                       67.8%     81.2%  -13.4pts     82.8%     72.0%   +10.8pts
Acquisition costs ratio(16)          35.5%     35.8%   -0.3pts     20.6%     25.4%    -4.8pts
Administration expense ratio(17)     13.1%      7.4%   +5.7pts      6.1%      4.2%    +1.9pts
Combined ratio(18)                  116.4%    124.4%   -8.0pts    109.5%    101.6%    +7.9pts
Total investment result(19)          39.5      28.4     +39.1     122.0     113.9       +7.1
Segment income (loss)                24.0     -29.4       n.m.     46.7      91.5      -49.0
Retention ratio(20)                  84.5%     74.8%   -9.7pts     92.0%     91.3%    +0.7pts
---------------------------------------------------------------------------------------------

Specialty Lines
---------------------------------------------------------------------------------------------
Gross premiums written              239.5     516.8     -53.7     833.1   1,655.3      -49.7
Net premiums written                195.7     498.3     -60.7     737.7   1,565.3      -52.9
Net premiums earned                 215.3     410.8     -47.6   1,059.2   1,387.6      -23.7
Loss ratio(15)                       69.5%     84.3%  -14.8pts     72.9%     83.2%   -10.3pts
Acquisition costs ratio(16)          32.6%     30.4%   +2.2pts     24.9%     23.6%    +1.3pts
Administration expense ratio(17)      6.3%      3.6%   +2.7pts      7.6%      3.8%    +3.8pts
Combined ratio(18)                  108.4%    118.3%   -9.9pts    105.4%    110.6%    -5.2pts
Total investment result(19)          49.5      36.5     +35.6     142.9     147.5       -3.1
Segment income (loss)                32.6     -41.8       n.m.    109.5      -7.3        n.m.
Retention ratio (20)                 81.7%     96.4%  -14.7pts     88.5%     94.6%    -6.1pts
---------------------------------------------------------------------------------------------

Life & Health Reinsurance
---------------------------------------------------------------------------------------------
Gross premiums written               55.0      63.0     -12.7     318.8     327.9       -2.8
Net premiums written                 53.0      73.4     -27.8     306.4     313.2       -2.2
Net premiums earned                  71.6      94.3     -24.1     314.8     318.7       -1.2
Acquisitions costs ratio(16)         27.4%     26.5%   +0.9pts     29.3%     22.7%    +6.6pts
Administration expense ratio(17)      8.1%      5.2%   +2.9pts      5.3%      4.2%    +1.1pts
Total investment result(19)          11.2       5.2    +115.4      29.2      20.9      +39.7
Segment income                        6.6       5.8     +13.8      17.6      16.7       +5.4
Retention ratio(20)                  96.4%    116.5%  -20.1pts     96.1%     95.5%    +0.6pts
---------------------------------------------------------------------------------------------


-------------------------------------
(15) Loss ratio is defined as losses and loss adjustment expenses divided by net premiums earned.

(16) Acquisition costs ratio is defined as acquisition costs divided by net premiums earned.

(17) Administration   expense   ratio  is   defined  as  other   operating   and
     administration   expenses  divided  by  net  premiums  written,   excluding
     Corporate Center segment expenses.

(18) Combined ratio is defined as non-life loss ratio (to premiums earned) plus non-life acquisition costs ratio (to premiums earned) plus non-life administration expense ratio (to premiums written).

(19) Total investment result is defined as net investment income plus net realized capital gains (losses).

(20) Retention ratio is defined as net premiums written divided by gross premiums written.

Segments                        Three months ended   Change       Year ended       Change
                                    December 31,                  December 31,

                                             2004                          2004
In US$ million, unless noted      2005     restated    (%)      2005     restated    (%)
--------------------------------------------------------------------------------------------
Run-Off Segment
--------------------------------------------------------------------------------------------
Gross premiums written              -11.2    -368.2     -97.0      39.3     486.4     -91.9
--------------------------------------------------------------------------------------------
Net premiums written                -12.0    -367.6     -96.7      32.6     470.1     -93.1
--------------------------------------------------------------------------------------------
Net premiums earned                  -6.8     -88.6     -92.3     128.4     783.6     -83.6
--------------------------------------------------------------------------------------------
Total investment result(19)          11.4      19.0     -40.0      56.3      76.9     -26.8
--------------------------------------------------------------------------------------------
Segment income (loss)                15.0      87.8     -82.9      47.6    -296.0       n.m.
--------------------------------------------------------------------------------------------

Corporate Center
--------------------------------------------------------------------------------------------
Other operating and
 administration expenses            -22.8     -12.7      79.5     -50.1     -38.2     +31.2
--------------------------------------------------------------------------------------------


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    Name:      Inga Beale
                                                    Title:     CEO




                                               By:  /s/ Christian Felderer
                                                    Name: Christian Felderer
                                                    Title: General Legal Counsel



Date: March 17, 2006